UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L 109

(CUSIP Number)

Wildcat Capital Management, LLC Attention: Brian Rosenblatt General Counsel, Chief Operating Officer and Chief Compliance Officer 888 Seventh Avenue New York, NY 10106 (212) 468-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Wildcat Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,265,819
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,265,819
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,265,819
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
(14)	TYPE OF REPORTING PERSON IA

*     The calculation is based on 316,966,133 shares of Class A Common Stock (as defined herein) issued and outstanding as reported in the Issuer’s Prospectus filed with the U.S. Securities and Exchange Commission on March 18, 2021 (the “Prospectus”), after giving effect to the March 2021 Offering (as defined herein), including the underwriters’ exercise of their option to purchase additional shares in full.

(1)	NAME OF REPORTING PERSONS Bonderman Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,265,819
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,265,819
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,265,819
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
(14)	TYPE OF REPORTING PERSON PN

*     The calculation is based on 316,966,133 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Prospectus after giving effect to the March 2021 Offering, including the underwriters’ exercise of their option to purchase additional shares in full.

(1)	NAME OF REPORTING PERSONS Leonard A. Potter
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,265,819
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,265,819
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,265,819
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
(14)	TYPE OF REPORTING PERSON IN

*     The calculation is based on 316,966,133 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Prospectus after giving effect to the March 2021 Offering, including the underwriters’ exercise of their option to purchase additional shares in full.

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 28, 2020, as amended and supplemented by Amendment No. 1 filed on December 31, 2020 and Amendment No. 2 filed on March 8, 2021 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), and is filed by the Reporting Persons with respect to the Class A Common Stock of the Issuer. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Schedule 13D in their entirety as follows:

“March 2021 Registered Offering.

On March 18, 2021, BFLP entered into an underwriting agreement (the “March 2021 Underwriting Agreement”), with the Issuer, the other selling stockholders named in Schedule II thereto (such selling stockholders the “March 2021 Selling Stockholders”) and the underwriters named therein (the “March 2021 Underwriters”) in connection with offering of Class A Common Stock of the Issuer pursuant to the registration statement on Form S-1 initially filed by the Issuer with the U.S. Securities and Exchange Commission on March 17, 2021 (the “March 2021 Registered Offering”). BFLP sold 273,189 shares of Class A Common Stock to the Underwriters at a price of $23.34 per share. The March 2021 Registered Offering closed on March 23, 2021.

In connection with the March 2021 Registered Offering the Selling Stockholders, including BFLP, agreed with the March 2021 Underwriters, pursuant to a lock-up agreement (each, a “March 2021 Lock-Up Agreement”), subject to certain exceptions, not to dispose of or hedge any shares of the Issuer’s Class A Common Stock or Class B Common Stock (together, the “Common Stock”) or securities convertible into or exchangeable for shares of Common Stock during the period from March 18, 2021 continuing through June 13, 2021.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in shares of Class A Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such shares of Class A Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may continue to discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, regulators, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of shares of Class A Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

References to and the descriptions of the Merger Agreement, March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement, set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Merger Agreement, March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.

(a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 21,265,819 shares of Class A Common Stock, which constitutes approximately 6.7% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act, based on 316,966,133 shares of Class A Common Stock (as defined herein) issued and outstanding as reported in the Issuer’s Prospectus filed with the U.S. Securities and Exchange Commission on March 18, 2021 (the “Prospectus”), after giving effect to the March 2021 Offering (as defined herein), including the underwriters’ exercise of their option to purchase additional shares in full.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates the final paragraph of Item 6 of the Schedule 13D in its entirety as follows:

“March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement

As described in Item 4 of this Amendment, BFLP is subject to the March 2021 Underwriting Agreement and the March 2021 Lock-Up Agreement.

The summary descriptions of the Investors’ Rights Agreement, March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement, set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Investors’ Rights Agreement, March 2021 Underwriting Agreement and March 2021 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Schedule 13D by adding the following:

Exhibit No.	Description

4.	Underwriting Agreement, dated March 18, 2021 by and among the Issuer, the selling stockholders listed in Schedule II thereto and the underwriters named therein (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form S-1 (file no. 333-254379) filed by Skillz Inc. with the Securities and Exchange Commission on March 17, 2021).

5.

Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule II to the Underwriting Agreement and the underwriters named therein (incorporated by reference to Annex I to to Exhibit 1.1 of the Registration Statement on Form S-1 (file no. 333-254379) filed by Skillz Inc. with the Securities and Exchange Commission on March 17, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

LEONARD A. POTTER

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter
Title: President

BONDERMAN FAMILY LIMITED PARTNERSHIP By: Bond Management GP, LLC, its general partner

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President